Pearson Head Office 80 Strand London WC2R 0RL, UK +44 (0)20 7010 2324 info@pearson.com pearson.com

Ms. Melissa Raminpour

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

18 August, 2017

Re:	Pearson plc
Form 20-F For the Year Ended December 31, 2016
Filed April 3, 2017
File No. 001-16055

Dear Ms. Raminpour:

Pearson PLC is in receipt of your comment letter dated August 11, 2017, relating to the above-referenced filing, and is currently in the process of preparing a response.

Pursuant to a conversation with Ms. Claire Erlanger, we are filing this EDGAR correspondence to confirm that we intend to submit a response to the comment letter no later than September 15, 2017.

Very truly yours,

/s/ Coram Williams

Chief Financial Officer

+44 (0) 20 7010 2341

E: coram.williams@pearson.com

REGISTERED OFFICE AT THE ABOVE ADDRESS. REGISTERED IN ENGLAND NUMBER 53723